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                            May 4, 2021

       James Nesci
       Chief Executive Officer
       Blue Foundry Bancorp
       19 Park Avenue
       Rutherford, NJ 07070

                                                        Re: Blue Foundry
Bancorp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 20,
2021
                                                            File No. 333-254079

       Dear Mr. Nesci:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary
       How we determined the offering range, page 7

   1. We note your response to our prior comment 4 and reissue in part. Please refer to the table on page 8 and
footnote to the second column that price-to-earnings multiple column stating that values are
"not meaningful." Revise your disclosure here and in the table on page 115 to explain why
this disclosure is not meaningful as you have done in your
                                                        response letter.
 James Nesci
FirstName  LastNameJames Nesci
Blue Foundry  Bancorp
Comapany
May  4, 2021NameBlue Foundry Bancorp
May 4,
Page 2 2021 Page 2
FirstName LastName
        You may contact Becky Chow at (202) 551-6524 or William Schroeder at
(202) 551-
3294 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-3210
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Marc Levy, Esq.